Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

PENNSYLVANIA PUC HEARINGS – PRESS RESPONSES

Q. MCI has been a key competitor in the local service marketplace in Pennsylvania serving about 250,000 customers. What will happen to those customers if the merger is approved?

A. This merger will make MCI a subsidiary of Verizon Communications Inc. MCI’s existing residential and business customers will remain customers of MCI. Although post-transaction planning has not yet occurred, the transaction requires no change to the operations of the regulated subsidiaries of either MCI or Verizon.

Q. If MCI becomes an affiliate of the Verizon parent company, does that mean MCI would still compete against Verizon Pa. and Verizon North for customers? Would Verizon be competing against itself in a case like that?

A. This transaction brings together the complementary businesses of Verizon and MCI. Verizon has a successful mass market business and an interest in one of the world’s most successful wireless companies. MCI has a robust Internet backbone network and a successful enterprise business.

Q. How does Verizon respond to calls for merger conditions regarding availability of UNEs and special access?

A. The issues involving the provision of UNEs by Verizon have been resolved by the federal courts, the Federal Communications Commission, and the PUC. There is no reason to re-open those issues again.

The issue of special access is one that should best be resolved by the FCC and the carriers that have raised it here have already raised it in the FCC merger review process.

Finally, there is no need for any conditions to be imposed on this merger, and the PUC should not allow this proceeding to be used to advance the narrow economic interests of the competitors to Verizon and MCI. It is important to note that many of the proposed conditions are not related in any way to this transaction. Most of the conditions advocated by other parties are proposals that would be made, and in fact largely have been made in other proceedings. In fact, some of these proposals are positions that have already been expressly rejected by state and federal regulators.

Q. The Communications Workers of America (CWA), the Union that represents thousands of Verizon workers, has filed comments in opposition to the merger. What is your response to the Union’s allegations regarding poor service quality, the loss of 7,000 jobs if the merger is approved, and Verizon’s lack of investment in Pennsylvania?

A. There have been no detailed merger planning discussions and so the location of the estimated job cuts that the two companies expect to make is not yet known. It should be noted that the companies now employ approximately 240,000 employees. With respect to CWA members, it is expected that staff reductions are likely to come from general overhead functions, including operations, engineering, information technology, sales, corporate staff, human resources, and legal. These are not CWA members. There has been no suggestion that the transaction will result in service-affecting reductions in force.

Regarding service quality, Pennsylvania has a comprehensive set of telephone service quality standards adopted by the Public Utility Commission in 1988. These standards regulate telephone service (including such things as dial tone speed, ease of access to business offices, and repair time). CWA’s demand that the PA PUC require Verizon to “meet the same type of minimum service quality standards that the company has to meet in Illinois, New York, and Texas” is unnecessary since the commission already has comprehensive service-quality regulations.

CWA’s claim that Verizon has lowered its levels of investment in the “basic telephone network” is also flat-out wrong. Since 1993, Verizon has invested nearly $9 billion in its Pennsylvania network. That investment has consistently been targeted to serve two purposes:

(1)	to upgrade Verizon’s network to provide new and more reliable services to its customers, and
(2)	to maintain quality service to customers as the network is continually being upgraded.

Q. What is Verizon’s response to CWA claims that Verizon is reducing investment in its copper network and putting all of its resources into FTTP?

A. The CWA’s claim ignores the realities of today’s market. The fact is that Verizon’s customers are abandoning traditional telephone service for wireless, cable, broadband, and VoIP alternatives. The number of basic telephone lines being served by Verizon in Pennsylvania has been declining steadily. Given this market trend, it makes sense that Verizon allocate resources to broadband and other growth services today in order to stay viable in the future. But during this transition to a broadband network, Verizon continues to provide quality service to all of our customers.

Q. With the elimination of another major competitor, does this put Verizon back in a monopoly position in Pennsylvania? If customer choice is eliminated, what are the benefits to consumers?

A. The reality of today’s market is that communications are provided by a variety of companies through a vast variety of methods: wireless, cable modem, cable telephone, Voice over Internet Protocol; Instant Messaging; PDAs and Blackberries, etc. In fact, there are more wireless telephone users than wired telephone users now. Customers use all of these modes of communicating – without regard to the old distinctions between “local” and “long distance.”

MCI’s mass market business is in a continuing and irreversible decline, a result of technological, market, and regulatory developments. All of these changes would have occurred with or without this merger.

Q. How will the merger impact the rural phone companies in Pennsylvania?

A. The merger will not have any impact on the rural phone companies in Pennsylvania. Verizon provides these companies with services and facilities for interconnection and traffic termination based upon established tariffs and agreements that will remain within the Commission’s oversight once the transaction is completed. The transaction does not call for any change in the rates, terms or conditions of these (or any other) services.

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In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on August 31, 2005, an amended registration statement on Form S-4, which includes a definitive proxy statement of MCI and a prospectus (Registration No. 333-124008) containing important information about the proposed acquisition. Investors are urged to read the proxy statement and prospectus and any other relevant materials filed by Verizon or MCI because they contain important information about Verizon, MCI and the proposed acquisition. The proxy statement and prospectus and other relevant materials and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Additionally, proxy materials can be obtained by contacting MacKenzie Partners, Inc. toll-free at (800) 322-2885, collect at (212) 929-5500 or by email at proxy@mackenziepartners.com. Investors are urged to read the proxy statement and prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants is included in the proxy statement and prospectus and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.